SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP PUBLICLY HELD COMPANY CNPJ 43.776.517/0001-80 NIRE nº 35.3000.1683-1	EMAE – EMPRESA METROPOLITANA DE ÁGUAS E ENERGIA S.A. PUBLICLY HELD COMPANY CNPJ Nº 02.302.101/0001-42 NIRE 35300153243

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Sabesp”) and EMAE – Empresa Metropolitana de Águas e Energia S.A. (“EMAE” and, together with Sabesp, the

“Companies”), in compliance with the provisions of Brazilian Securities Commission (“CVM”) Resolution No. 44, dated August 23, 2021, as amended, hereby inform their shareholders and the market in general that their respective managements will assess the feasibility of the incorporation, by Sabesp, of all shares issued by EMAE not already held by Sabesp, pursuant to Article 252 of Brazilian Law No. 6,404, dated December 15, 1976, as amended (“Share Incorporation”).

The feasibility study of the Share Incorporation will include the identification of the authorizations, conditions, and procedures required for its implementation, as well as the establishment of independent committees to negotiate the exchange ratio, in accordance with CVM Guidance Opinion No. 35, dated September 1, 2008.

If the Share Incorporation is effectively approved by the Companies’ management bodies and their shareholders, EMAE will become a wholly owned subsidiary of Sabesp, and EMAE’s shareholders will receive, in exchange, shares issued by Sabesp, in accordance with the exchange ratio to be negotiated by the aforementioned independent committees.

The proposed Share Incorporation aims to simplify and optimize the Companies’ corporate structure by consolidating their shareholder bases into a single company and reducing operating costs.

The Companies will keep their shareholders and the market in general duly informed of any developments regarding the Share Incorporation, in accordance with applicable law.

São Paulo, April 24, 2026

DANIEL SZLAK Chief Financial Officer and Investor Relations Officer of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp	Pedro Borges Petersen Chief Financial Officer, Investor Relations Officer and Administrative Officer of EMAE – Empresa Metropolitana de Águas e Energia S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 27, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.